PURCHASE AND SALE AGREEMENT

560 El Camino Real, Unit 208, San Carlos, California 94070

This Purchase and Sale Agreement (this "Agreement") is entered into as of the Effective Date by and between **552 El Camino Estate LLC** ("Seller"), and **ARK7 PROPERTIES ADVANCE LLC - SERIES #QXU34** ("Buyer"). Seller and Buyer are sometimes referred to individually as a "Party" and collectively as the "Parties." The "Effective Date" is the date on which the last Party executes this Agreement.

1. Purchase and Sale

1.1 Property. Seller agrees to sell and convey to Buyer, and Buyer agrees to purchase from Seller, the condominium unit commonly known as 560 El Camino Real, Unit 208, San Carlos, California 94070, together with the undivided interest in the common area appurtenant to the unit, all parking, storage, balcony, patio and other exclusive-use rights appurtenant to or used in connection with the unit, Seller's interest in assignable warranties and service contracts relating solely to the unit (collectively, the "Property").

1.2 Legal Description. The legal description contained in the preliminary title report issued for the Property and used in Seller's grant deed shall be incorporated into this Agreement for all purposes when issued, provided that it describes the same Property identified above and does not materially increase Buyer's obligations.

2. Purchase Price; Deposit; Escrow

2.1 Purchase Price. The purchase price is One Million Three Hundred Seven Thousand Twenty-Seven Dollars ($1,307,027) (the "Purchase Price").

2.2 Deposit. Within five (5) Business Days after the Effective Date, Buyer shall deposit nine percent (9%) of the Purchase Price with Escrow Holder (the "Deposit"). The Deposit shall be held by Escrow Holder and credited against the Purchase Price at Closing. If Buyer terminates this Agreement pursuant to an express termination right or unsatisfied condition, the Deposit shall be returned to Buyer, and Seller shall promptly execute any escrow instructions reasonably required to release it.

2.3 Escrow Holder. Seller and Buyer shall mutually select an escrow or title company to serve as the escrow holder ("Escrow Holder"). Escrow Holder may prepare customary supplemental escrow instructions consistent with this Agreement. In the event of any conflict between such instructions and this Agreement, this Agreement shall control unless the conflicting provision is expressly approved in a writing signed by Buyer and Seller.

2.4 Method of Payment. At Closing, Buyer shall pay the balance of the Purchase Price, as adjusted for prorations and credits, in immediately available funds, except that the Parties may agree in writing to seller financing for a portion of the Purchase Price on mutually agreed terms.

3. Seller Deliveries

Within three (3) Business Days after the Effective Date, Seller shall deliver or make available to Buyer, to the extent in Seller's possession or control, the following (collectively, the "Seller Deliveries"):

(a) a current preliminary title report and copies of all recorded exception documents;

(b) all condominium and homeowners' association governing documents and resale disclosure materials applicable to the transfer, including the declaration or CC&Rs, bylaws, rules, current budget, current financial statements, reserve information, insurance information, notices of assessment and notices of pending or threatened litigation or material disputes;

(c) all disclosures, reports and notices required by applicable California law for the transaction, to the extent applicable; and

(d) any written notice in Seller's possession or control concerning code violations, governmental proceedings, casualty, condemnation, insurance claims, special assessments or other material matters affecting the Property.

4. Buyer's Review and Investigation

4.1 Review Period. Buyer shall have ten (10) Business Days after Buyer's receipt of all Seller Deliveries (the "Review Period") to review and approve, in Buyer's sole discretion, the Property, title, physical condition, HOA matters, insurance availability, operating information and any other matter Buyer deems material to the acquisition.

4.2 Access. Subject to applicable law, Seller shall reasonably cooperate with Buyer's inspection of the Property and review of records and shall provide reasonable access for that purpose upon advance notice.

Docusign Envelope ID: B68D1432-AE1A-8EE8-82F9-0B858AC85702

4.3 Termination. Buyer may terminate this Agreement by written notice delivered before expiration of the Review Period. Upon timely termination, Escrow Holder shall promptly return the Deposit to Buyer, and neither Party shall have any further obligation under this Agreement except obligations that expressly survive termination.

5. Title and HOA

5.1 Title Review. Buyer shall have five (5) Business Days after receipt of the preliminary title report and all exception documents to notify Seller of any title exception Buyer does not approve. Seller shall cause all monetary liens created by, through or under Seller to be released at or before Closing, other than liens expressly assumed by Buyer in writing. Seller may elect whether to cure any other objection. If an objection is not cured or waived by Buyer, Buyer may terminate this Agreement and receive an immediate return of the Deposit.

5.2 HOA Review. Buyer's obligation to close is conditioned upon Buyer's approval, during the Review Period, of the HOA documents, regular assessments, any existing or proposed special assessments, rental restrictions, insurance coverage, reserves, litigation and other material HOA matters. Seller shall pay in full at or before Closing any special assessment levied before Closing unless Buyer expressly agrees otherwise in writing.

6. Closing

6.1 Closing Date. Closing shall occur through Escrow Holder ninety (90) days after the Effective Date, or on such other date as the Parties may agree in writing (the "Closing Date"). Buyer may elect an earlier Closing Date upon at least five (5) Business Days' written notice to Seller. If the condition in Section 10(d) remains unsatisfied on the Closing Date, Buyer may by written notice either extend the Closing Date for up to ninety (90) days or terminate this Agreement and receive a prompt return of the Deposit. During any extension, Buyer may terminate this Agreement by written notice while that condition remains unsatisfied and receive a prompt return of the Deposit.

6.2 Seller Deliveries. At Closing, Seller shall deliver a duly executed and recordable grant deed conveying the Property to Buyer, customary transfer documents and affidavits, Seller's interest in transferable warranties, all keys and access devices in Seller's possession or control, and such other customary documents as Escrow Holder or the title insurer may reasonably require from Seller.

6.3 Buyer Deliveries. At Closing, Buyer shall deliver the balance of the Purchase Price and such other customary documents as Escrow Holder or the title insurer may reasonably require from Buyer.

6.4 Prorations. Real property taxes, regular HOA assessments, utilities billed through the HOA, if any, and other recurring operating items shall be prorated as of Closing based on the best information then available. Either Party may request a reasonable post-Closing adjustment of prorations within sixty (60) days after Closing upon presentation of supporting documentation.

7. Closing Costs

Seller shall pay the cost of releasing Seller's monetary liens and any transfer taxes customarily paid by sellers in San Mateo County. Buyer shall pay costs attributable to Buyer's financing, if any. Escrow fees, the owner's title insurance premium, recording charges and other customary closing costs shall be allocated in accordance with San Mateo County custom unless otherwise agreed in writing by the Parties.

8. Seller Representations and Covenants

Seller represents and warrants to Buyer as of the Effective Date and again as of Closing that, except as otherwise disclosed in writing to Buyer before expiration of the Review Period:

(a) Seller has full authority to execute, deliver and perform this Agreement and to convey the Property;

(b) Seller has not entered into any other agreement to sell or option the Property that will remain effective at Closing;

(c) Seller has delivered or will deliver all material written HOA notices in Seller's possession or control;

(d) Seller has not received written notice of any material governmental violation, pending condemnation, material HOA claim affecting the Property that has not been disclosed to Buyer; and

(e) from the Effective Date through Closing, Seller shall operate and maintain the Property in the ordinary course and shall not voluntarily create any new lien or encumbrance affecting the Property without Buyer's prior written consent.

9. Condition of Property; Risk of Loss

9.1 Condition at Closing. Except for Seller's express representations and obligations under this Agreement and any nonwaivable statutory duties, Buyer shall acquire the Property in its condition at Closing following Buyer's inspection and review. Seller shall maintain the Property in substantially its present condition through Closing, ordinary wear and tear excepted.

9.2 Casualty or Condemnation. If, before Closing, the Property suffers material casualty damage or becomes subject to a material condemnation proceeding, Buyer may terminate this Agreement and receive a return of the Deposit, or elect to proceed to Closing and receive any insurance or condemnation proceeds and claims assignable by Seller, subject to the rights of any existing lender.

10. Conditions Precedent to Buyer's Obligation to Close

Buyer's obligation to close is conditioned upon (a) Seller's material performance of this Agreement, (b) the continued accuracy in all material respects of Seller's representations and warranties, (c) satisfaction or waiver of Buyer's review rights concerning due diligence, title and HOA matters, (d) the availability of funds sufficient to close, including, if applicable, qualification by the U.S. Securities and Exchange Commission of the offering statement for any offering intended to fund the purchase and receipt of sufficient offering proceeds, and (e) the title insurer's commitment to issue an owner's policy of title insurance subject only to exceptions approved or accepted by Buyer. If any such condition is not satisfied or waived by Buyer by the applicable deadline, Buyer may terminate this Agreement and receive a prompt return of the Deposit. The condition in clause (d) is for Buyer's benefit and may be waived only by Buyer in writing.

11. Default and Remedies

11.1 Seller Default. If Seller materially defaults after Buyer has satisfied or waived Buyer's conditions to Closing, Buyer may terminate this Agreement and receive the Deposit and any other sums deposited by Buyer, or pursue any remedy available at law or in equity, including specific performance to the extent available.

11.2 Buyer Default. If Buyer fails to close after all conditions to Buyer's obligation to close have been satisfied or waived and Seller is not in default, Seller may exercise remedies available under applicable law. No liquidated-damages provision shall apply unless the Parties separately execute a written provision satisfying applicable California law.

12. Assignment

Buyer may assign this Agreement, without Seller's further consent, to any affiliate, subsidiary, series entity or other entity directly or indirectly controlling, controlled by or under common control with Buyer, upon written notice to Seller and Escrow Holder before Closing. Unless Seller expressly releases Buyer in writing, any such assignment shall not relieve Buyer of its obligations under this Agreement before Closing.

13. Brokers

Each Party represents to the other that it has not dealt with any broker, finder or other intermediary in connection with the transaction whose compensation is or may become the obligation of the other Party. Each Party shall indemnify, defend and hold the other harmless from any claim for brokerage commission, finder's fee or similar compensation arising from the indemnifying Party's acts or agreements.

14. Notices

All notices under this Agreement shall be in writing and may be delivered by personal delivery, nationally recognized overnight courier or email. Notices shall be effective when received. The initial notice addresses are:

SELLER
552 El Camino Estate LLC
Attn: Tianxing Wang
798 N 1st St
San Jose, CA 95112

BUYER
ARK7 PROPERTIES ADVANCE LLC - SERIES #QXU34
1 Ferry Building, Ste 201
San Francisco, CA 94111
Email: legal@ark7.com

Either Party may change its notice address or email address by notice given in accordance with this Section.

15. Miscellaneous

15.1 Entire Agreement; Amendment. This Agreement, together with its exhibits and any signed addenda, constitutes the entire agreement between the Parties with respect to the Property and supersedes all prior negotiations and understandings concerning the transaction. Any amendment must be in a writing signed by both Parties.

15.2 Governing Law; Venue. This Agreement shall be governed by the laws of the State of California. Any action arising out of this Agreement or the Property shall be brought in a court of competent jurisdiction in San Mateo County, California, unless the Parties otherwise agree in writing.

15.3 Time of Essence. Time is of the essence with respect to all dates and deadlines stated in this Agreement.

15.4 Business Day. "Business Day" means any day other than Saturday, Sunday or a federal or California legal holiday. A deadline falling on a day that is not a Business Day shall be extended to the next Business Day.

15.5 Counterparts; Electronic Signatures. This Agreement may be executed in counterparts and by electronic signature. Each counterpart shall be deemed an original, and all counterparts together shall constitute one instrument.

15.6 Further Assurances. Each Party shall execute such additional documents as may be reasonably necessary to carry out the transaction contemplated by this Agreement, provided that no such document materially increases that Party's obligations.

15.7 Survival. Any obligation that by its nature is intended to survive Closing or termination, including obligations concerning prorations, indemnities and brokerage claims, shall survive.

SIGNATURE PAGE

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the dates set forth below.

SELLER:

552 El Camino Estate LLC

Signed by:

By: Tianxing Wang
5249CFBB61424C2...

Name: Tianxing Wang

Title: Authorized Signatory

Date: 9/24/2026

BUYER:

ARK7 PROPERTIES ADVANCE LLC - SERIES #QXU34

DocuSigned by:

By:
E9A5AB82129347D...

Name: Lynn Yang

Title: Authorized Signatory

Date: 9/24/2026

EXHIBIT A

LEGAL DESCRIPTION

The condominium unit commonly known as 560 El Camino Real, Unit 208, San Carlos, California 94070, together with all appurtenant common-area interests and exclusive-use rights. The record legal description set forth in the preliminary title report and the grant deed delivered at Closing shall be deemed inserted in this Exhibit A and incorporated into the Agreement without further amendment, provided that it describes the same Property and does not materially increase Buyer's obligations.